New York - AG	April 18, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Produces 7.2M Silver Eqv. Oz in the First Quarter
Consisting of 2.6M Oz Silver and 58,892 Oz Gold

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production in the first quarter of 2022 from the Company’s four producing operations, the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, reached 7.2 million silver equivalent ounces consisting of 2.6 million ounces of silver and 58,892 ounces of gold. The Company’s financial results for the first quarter of 2022 are scheduled to be released on Thursday, May 12, 2022.

FIRST QUARTER HIGHLIGHTS

•Total Production Increased by 59% Y/Y:     The Company produced 7.2 million silver equivalent ounces consisting of 2.6 million ounces of silver and 58,892 ounces of gold. Total production increased 59% when compared to the first quarter of 2021 primarily due to the acquisition of Jerritt Canyon. However, compared to a record breaking fourth quarter, production decreased by 16% due to high absenteeism related to an increase in COVID-19 cases in January and February which resulted in lower processed tonnes across all Mexican operating units.

•Higher Production at Ermitaño: During the quarter, the Company processed 114,190 tonnes of ore from the Ermitaño mine at the Santa Elena processing plant, representing a 10% increase compared to the prior quarter. The higher volumes were the result of strong underground development rates as the mine continues its planned ramp up in 2022. The Company anticipates higher production rates as new production stopes are prepared and brought into production by year end.

•Liquid Natural Gas (“LNG”) Powerplant Expansion at Santa Elena: The Company began the construction of the LNG powerplant expansion project and powerline at Santa Elena to provide low-cost, clean energy to the Ermitaño mine. The Company is planning to install four additional LNG generators to increase its power generation capacity to approximately 24 MW from the current 14 MW. In addition, construction of the new powerline to connect the LNG plant to Ermitaño began during the quarter.

•Awarded the 2022 Distinctive ESR in Mexico: The Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliaRSE) has awarded First Majestic’s San Dimas, Santa Elena and La Encantada mining units the Socially Responsible Business Distinction for 2022 (Distintivo Empressa Socialmente Responsible 2022). This annual award of distinction was accomplished after having demonstrated continued responsibility, transparency and sustainability at its operations in Mexico.

•29 Exploration Drill Rigs Active: The Company completed a total of 75,224 metres of exploration drilling across the Company’s mines during the quarter. Throughout the quarter, a total of 29 exploration drill rigs were active consisting of 11 rigs at San Dimas, 11 rigs at Jerritt Canyon, five rigs at Santa Elena and two rigs at La Encantada.

“Our new Ermitaño mine at Santa Elena has definitely become the highlight for the business in the past two quarters,” said Keith Neumeyer, President and CEO. “Having just completed its first full quarter in production, we continue to anticipate additional growth at Ermitaño as the mine ramps up to higher throughput levels over the next few quarters. In addition, we are in the process of converting Ermitaño over to LNG power which is expected to reduce energy costs and lower emissions by the end of 2022. The Jerritt Canyon Gold mine, our latest acquisition, has been receiving a lot of attention over the past year which has shown steady improvements in mining, exploration and processing. Furthermore, many of these efforts are expected to begin showing positive results in the second half of 2022 as we bring two past producing underground areas, West Generator and Saval II, back into production.”

PRODUCTION TABLE	Q1	Q1	Y/Y	Q4	Q/Q
	2022	2021	Change	2021	Change
Ore processed/tonnes milled	877,118	614,245	43%	955,810	-8%
Silver ounces produced	2,613,328	2,908,024	-10%	3,358,809	-22%
Gold ounces produced	58,892	23,873	147%	67,411	-13%
Silver equivalent ounces produced	7,222,002	4,540,296	59%	8,561,023	-16%

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 877,118 tonnes, representing a decrease of 8% compared to the previous quarter. The decrease in tonnes processed was primarily due to higher-than-normal absenteeism in the months of January and February due to new variants of COVID-19 in Mexico. In March, staffing levels improved and production rates returned to budgeted operating rates across the Mexican operating units.

Consolidated silver and gold grades in the quarter averaged 109 g/t and 2.34 g/t, respectively, compared to 125 g/t and 2.42 g/t, respectively, in the previous quarter. The slight decrease in consolidated silver and gold grades were primarily due to lower grades at the La Encantada and San Dimas mines but partially offset by an 11% increase in gold grades at Santa Elena after processing higher volumes of ore from Ermitaño.

Consolidated silver and gold recoveries averaged 85% and 89%, respectively, during the quarter. The Company continued to advance the Santa Elena mill optimization project to facilitate finer grinding and improve metallurgical recoveries of Ermitaño’s ore which averaged 52% for silver and 91% for gold in the first quarter. A new tailings filter-press, an additional leaching tank and a fourth CCD thickener is expected to be installed and commissioned at Santa Elena in the coming quarters ahead.

Quarterly Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	195,300	2,170	282	3.09	92%	96%	1,632,117	18,528	3,080,940
Jerritt Canyon	230,001	2,556	-	3.39	-	83%	-	20,707	1,620,400
Santa Elena	201,910	2,243	68	3.30	77%	91%	337,201	19,556	1,868,787
La Encantada	249,906	2,777	108	0.01	74%	90%	644,009	100	651,875
Total	877,118	9,746	109	2.34	85%	89%	2,613,328	58,892	7,222,002
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $24.00 per ounce; Gold: $1,877 per ounce.

At the San Dimas Silver/Gold Mine:

•San Dimas produced 3,080,940 silver equivalent ounces during the quarter consisting of 1,632,117 ounces of silver and 18,528 ounces of gold, representing a 23% and 22% decrease, respectively, when compared to the prior quarter. The decrease in production was primarily due to high absenteeism in the months of January and February caused by an increase in COVID-19 infections within the Tayoltita community.
•The mill processed a total of 195,300 tonnes of ore with average silver and gold grades of 282 g/t and 3.09 g/t, respectively. Silver and gold grades were lower in the first quarter due to higher dilution from the long hole stopes in the Jessica Vein.
•Silver and gold recoveries during the quarter averaged 92% and 96%, respectively.
•The Central Block and Sinaloa Graben areas contributed approximately 76% and 24%, respectively, of the total production during the quarter. The Company continued advancing underground development for stope preparation and ventilation within the Perez Vein to be ready for initial production in the third quarter.
•A total of 11 drill rigs, consisting of one surface rig and 10 underground rigs, were active on the property during the quarter.

At the Jerritt Canyon Gold Mine:

•During the quarter, Jerritt Canyon produced 20,707 ounces of gold, representing a 12% decrease compared to the prior quarter. The decrease was primarily due to weather conditions in January which resulted in a 10% reduction in tonnes processed compared to the prior quarter.
•The mill processed a total of 230,001 tonnes of ore with an average gold grade and recovery of 3.39 g/t and 83%, respectively. The SSX and Smith mines contributed approximately 35% and 48%, respectively, of the total production in the quarter. In addition, several surface areas contributed approximately 17% of total production during the quarter. The processing of lower ore grade from SSX and surface material continued during the quarter which resulted in lower than budgeted ore grades processed in the plant.
•The Company has begun rehabilitation efforts in the West Generator underground mine and expects to begin shipping ore to the plant by the end of the second quarter. This new area, along with the rehabilitation of the Saval II underground mine, is anticipated to increase mine throughput and the average gold head grade at the plant in the second half of 2022.
•In March, the Company implemented an amended contract with the mining contractor and took control of all mine planning, technical services, geology, mine engineering and ore controls in the SSX and Smith mines which is expected to result in improved efficiencies and lower costs in the coming quarters.
•A total of 11 drill rigs, consisting of two surface rigs and nine underground rigs, were active during the quarter.

At the Santa Elena Silver/Gold Mine:

•Santa Elena produced 1,868,787 silver equivalent ounces consisting of 337,201 ounces of silver and 19,556 ounces of gold during the quarter, representing a 21% decrease in silver and a 1% decrease in gold production when compared to the prior quarter. The decrease in silver production was primarily due to processing higher volumes of Ermitaño’s ore which is known to contain lower silver grades but higher silver equivalent grades than Santa Elena's ore.
•Santa Elena and Ermitaño contributed approximately 43% and 57%, respectively, of the ore tonnes processed during the quarter. The mill processed a total of 201,910 tonnes of ore consisting of 87,720 tonnes from Santa Elena and 114,190 tonnes from Ermitaño. At quarter end, a total of 94,845 tonnes of mineralized material grading 1.48 g/t gold and 76 g/t silver remained in surface stockpiles at Santa Elena.
•Silver and gold grades from Santa Elena averaged 97 g/t and 1.13 g/t, respectively, while silver and gold grades from Ermitaño averaged 45 g/t and 4.98 g/t, respectively.
•Consolidated silver and gold recoveries averaged 77% and 91%, respectively, during the quarter. The Company continued to advance the dual-circuit construction at the Santa Elena processing plant which is designed to increase leaching performance and metallurgical recoveries of ore from Ermitaño. An additional leaching tank and a fourth CCD thickener are now expected to be commissioned in the third quarter followed by a new tailings filter-press in the fourth quarter of 2022.
•During the quarter, the Company began construction of the LNG powerplant expansion and powerline at Santa Elena to provide low-cost, clean power to the Ermitaño mine and to support the power requirements for the dual-circuit installations. The Company is planning to install four additional LNG generators to increase its power generation capacity to approximately 24 MW from the current 14 MW. Furthermore, construction on a new powerline to connect the LNG plant to Ermitaño also began during the quarter with completion expected in the third quarter.
•A total of five drill rigs, consisting of three surface rigs and two underground rigs, were active during the quarter.

At the La Encantada Silver Mine:

•During the quarter, La Encantada produced 644,009 ounces of silver, representing a 15% decrease in ounces compared to the prior quarter. The decrease was primarily due to a 7% decrease in processed tonnes and an 8% decrease in silver grade.
•The mill processed a total of 249,906 tonnes of ore with an average silver grade and recovery of 108 g/t and 74%, respectively. The decrease in grade and recoveries were the result of low-grade material being sourced from previously mined areas. The Company continued developing towards the Ojuelas orebody as well as installing new draw-points within the 660 area in an effort to increase silver grades in the second half of 2022.
•Two drill rigs, consisting of one surface rig and one underground rig, were active on the property during the quarter.

Q1 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its first quarter 2022 unaudited financial results, and to announce the first quarter dividend payment, along with the shareholder record and payable dates on Thursday, May 12, 2022.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; mine plans and mine life; integration of operations; future sales; the future price of silver and other metals; costs of production; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.